UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  Form 12b-25
                          NOTIFICATION OF LATE FILING

(Check One) [] Form 10-K [] Form 20-F  [] Form 11-K  [x] Form 10-Q [] Form N-SAR

               For Period Ended: December 31, 1995
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

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Full Name of Registrant                      Digital Products Corporation

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number) 800 N.W. 33rd Street

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City, State and Zip Code                     Pompano Beach, Florida 33064

PART II - RULES 12b - 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant is involved in a transaction involving one of its computer software subsidiaries, which is anticipated to be closed this week. Such transaction may impact the presentation of the financial information and related disclosures required by Form 10-Q. The Registrant is in the process of determining the need and extent of disclosure and financial information with respect to such restructuring. In addition, the Company's principal financial and accounting officer resigned during the fiscal quarter ended December 31, 1995 and his absence has caused certain delays in financial statement preparation and presentation. These events have caused the Registrant to be unable to complete and timely file the subject Form 10-Q without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Richard A. Angulo               305                       783-9600
         (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s). [x]  Yes   [] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [x] Yes  [] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates reporting a net loss for the fiscal quarter ended December 31, 1995 of approximately $650,000.

                        Digital Products Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 14, 1996                By:/s/ Richard A. Angulo
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                                           Richard A. Angulo, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See U.S.C. 1001).

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                              GENERAL INSTRUCTION

 .    This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

 .    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

 .    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

 .    Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.